                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of [April] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ( X )           No        Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ( )                   No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated April 14, 2003. Attached is English language version of the notice.

The following table sets forth a securities transaction with Softforum Co., Ltd.

----------------------------------------- --------------------------------------
1. Company Name                           Softforum Co., Ltd.

----------------------------------------- --------------------------------------
   - Relation to the Company              An affiliate of Mirae Corporation

----------------------------------------- --------------------------------------
2. Summary of Securities

----------------------------------------- --------------------------------------
   - Transaction Date                     April 14, 2003

----------------------------------------- --------------------------------------
   - Target Securities                    MR Techtown's 20,000 common shares

----------------------------------------- --------------------------------------
   - Transaction Amount                   46,000,000 won

----------------------------------------- --------------------------------------
   - Accumulated amount                   46,000,000 won

----------------------------------------- --------------------------------------
   - Condition of transaction             2,300 won per share

----------------------------------------- --------------------------------------
3. Reason of Transaction                  A part of management restructuring
                                          process in order to enhance its core
                                          competencies.
----------------------------------------- --------------------------------------
4. Date of Decision                       April 14, 2003
   (by Board of Directors)
----------------------------------------- --------------------------------------
   -- Attendance of Outside               Yes: 3
      Directors                           No: 0
----------------------------------------- --------------------------------------
   -- Attendance of Auditor               Yes

----------------------------------------- --------------------------------------
5. Infringement of Fare Trade             No
   Rules
----------------------------------------- --------------------------------------
6. Others                                 --

----------------------------------------- --------------------------------------

The following table sets forth a real estate transaction with Softforum Co., Ltd.

----------------------------------------- --------------------------------------
1. Company Name                           Softforum Co., Ltd.

----------------------------------------- --------------------------------------
   - Relation to the Company              An affiliate of Mirae Corporation

----------------------------------------- --------------------------------------
2. Summary of Transaction

----------------------------------------- --------------------------------------
   - Transaction Date                     April 14, 2003

----------------------------------------- --------------------------------------
   - Target Real Estate                   Building: 116.9 pyong

----------------------------------------- --------------------------------------
   - Locus                                8F Mirae Building,
                                          545-7 Dokok-dong, Kangnam-gu,
                                          Seoul, Republic of Korea

----------------------------------------- --------------------------------------
   - Transaction                          Beginning Date      April 14, 2003

----------------------------------------- --------------------------------------
                                          Expiring Date       April 13, 2005

----------------------------------------- --------------------------------------
                                          Guarantee Deposit   385,770,000 won

----------------------------------------- --------------------------------------
                                          Rental Fee          N/A

----------------------------------------- --------------------------------------
3. Reason of Transaction                  To reinstall Mirae Corporation's
                                          Seoul Branch

----------------------------------------- --------------------------------------
7. Date of Decision                       April 14, 2003
   (by Board of Directors)
----------------------------------------- --------------------------------------
   -- Attendance of Outside               Yes: 3
      Directors                           No: 0
----------------------------------------- --------------------------------------
   -- Attendance of Auditor               Yes

----------------------------------------- --------------------------------------
8. Infringement of Fare Trade             No
   Rules
----------------------------------------- --------------------------------------
9. Others                                 --

----------------------------------------- --------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2003


By /S/ MiRi Chung
   -----------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team